Exhibit 99.1

[logo] *A. Schulman Inc.*

Corporate Headquarters

NEWS RELEASE

<u>FOR IMMEDIATE RELEASE</u>

A. SCHULMAN REPORTS FISCAL 2003 FOURTH-QUARTER
AND FULL-YEAR RESULTS

— Sales increase 4.6% for the quarter, reach a record $1.1 billion for the year —
— Full-year net income of $.53 per diluted share includes $8.6 million restructuring charge —
— Company provides business outlook for fiscal 2004 first quarter —

AKRON, Ohio – October 17, 2003 – A. Schulman Inc. (Nasdaq: SHLM) announced today that sales for the fiscal year ended August 31, 2003 were a record $1.1 billion, an increase of 13.8% over sales of $966.6 million for the 2002 fiscal year. Tonnage was up 1.3% for the year and the translation effect of foreign currencies increased sales by 9.3% or $90.1 million. Price and product mix were responsible for 3.2% of the increase in sales for the year.

Net income for the 2003 fiscal year was $15,954,000 or $.53 per diluted share. Net income included restructuring charges for North America of $8,616,000. Net income for the 2002 fiscal year was $32,154,000 or $1.08 per diluted share.

"We are pleased to report that sales for fiscal 2003 exceeded one billion dollars for the second year in our history," said Terry L. Haines, president and chief executive officer. "Fiscal 2003 was a very challenging year, especially in North America. Early in our fiscal year, it became apparent that we would continue to have a difficult economic environment. We reacted quickly by initiating our profit improvement program and also decided to close our Dispersion plant. Clearly, both of these actions were required to meet the rapid change in business conditions in order to compete effectively in today's markets."

Fourth-quarter Results
Sales for the fourth quarter ended August 31, 2003 were $267 million, a 4.6% increase over sales of $255.3 million for the same period last year. Tonnage was down 1.7% for the quarter and lower pricing and changes in product mix reduced sales by 0.7%. However, the translation effect of foreign currencies increased sales for the quarter by $17,916,000 or 7%.

Net income for the fiscal 2003 fourth quarter was $557,000 or $.02 per diluted share compared with earnings of $10,783,000 or $.36 per diluted share for the same quarter last year. The 2003 fourth quarter included North American restructuring charges of $4,523,000.

The translation effect of foreign currencies, primarily the Euro, had a significant effect on net income. The translation effect increased net income by $691,000 or $.03 per share for the quarter and $5,782,000 or $.20 per share for the year.

- more -

The fourth quarter of fiscal 2003 also included income after tax of $657,000 or $.02 per share from the settlement of a business interruption claim in the Company's European operations. The total amount of income, after tax, included in fiscal 2003 for this settlement was $1,214,000 or $.04 per share.

Review of European and North American Operations
For the full year, the Company's European operations generated good results in an extremely difficult environment. Sales for fiscal 2003 were $706.8 million, an increase of $128.1 million or 22%. The translation effect of foreign currencies accounted for $93.9 million of this increase. Operating income was $65.9 million for the year, an increase of $7.4 million or 13%. European tonnage was up 1.5%, but gross margins declined to 17.5% from 18.3% primarily due to higher costs of plastic resins and competitive price pressures.

European operating profit for the fiscal 2003 fourth quarter was $13.3 million, a decline of $9.4 million from a year ago. Tonnage was up 3.4%, but the gross profit margin of 16.4% was down from last year's gross profit margin of 20.6%. The margin decline was due to the higher cost of resins, competitive price pressures and higher costs in our manufacturing operations. Operating expenses were also up for the quarter.

North American sales for fiscal 2003 were $393.6 million, an increase of 1.5% from last year's sales of $387.9 million. Tonnage was flat for the year. North America incurred an operating loss of $18.8 million for the year, including restructuring charges of $2.4 million. In fiscal 2002, North America had an operating profit of $2.6 million. The major reason for the loss was the large decline in gross profit margins. These margins decreased from 14% last year to 9.3% in fiscal 2003. The margins were lower due to strong competitive price pressures, the higher cost of plastic resins and the difficulty of obtaining sufficient price increases to cover higher material costs, especially in the automotive industry. In addition, margins were reduced by $2.3 million of implementation costs for the Company's profit improvement program in the U.S. This program focused on the U.S. operations and was designed to improve A. Schulman's cost efficiencies and profitability.

The softness in the U.S. economy was especially apparent in the fourth quarter. Sales in North America declined $6.4 million or 6.3%, volume declined 9% and gross profit margins fell to 6.9% from 13.2% in the same quarter last year. The North American operations had an operating loss of $5.8 million, including $2.4 million of restructuring charges, compared with an operating profit of $2.3 million in last year's fourth quarter.

Restructuring and Profit Improvement Program
"Due to the difficult environment in North America, we decided, early in the year, to restructure our North American operations," Haines said. "The purpose of the restructuring was to increase operational efficiencies and to lower the cost structure so we could effectively compete in the years ahead."

Total restructuring charges for the North American operations were $4,523,000 for the 2003 fourth quarter and $8,616,000 for the fiscal 2003 year. These charges for the year include $4.6 million for the discontinuance of manufacturing and the write-down of assets at the Dispersion plant in Orange, Texas. The closing, completed in August 2003, will generate approximately $5 million in annual savings. The plant had an annual production capacity of approximately 60 million pounds or about 12% of A. Schulman's North American capacity.

- more -

Also included in the total restructuring charge is $1.3 million for equipment and other assets related to a line of products that was discontinued due to low margins and lack of acceptable growth opportunities. A. Schulman also incurred $653,000 of restructuring charges in the Sunprene Company, its joint venture with MKV. This related to the disposal of assets that were no longer required due to efficiencies generated by the installation of new equipment added over the last two years.

The remaining balance of the restructuring charge is related to reductions in the workforce throughout the Company's North American operations, including the corporate office. These reductions were the result of the reorganization of business processes and efficiencies derived from manufacturing operations.

The North American profit improvement program initiated in January 2003 is now completed. This program, along with the closing of the Dispersion plant, will generate total annual savings of approximately $15 million beginning in fiscal 2004.

Effective Tax Rates
The fiscal 2003 effective tax rates were 87.5% for the fourth quarter and 57.6% for the year. These rates are higher than the statutory rate of 35% because no tax benefits have been recorded on the losses in the United States, including the restructuring charges of $4.5 million in the quarter and $8.6 million for the year.

Business Overview and Outlook
"In fiscal 2003, business was softer than anticipated and margins declined due to higher resin prices, lower volumes in a weak economic climate and competitive pressures, which prevented the full recovery of raw material cost increases," Haines said. "As noted, we reacted quickly by initiating our profit improvement program and closing our Dispersion plant. Consequently, we have lowered our cost structure and established a solid base for improved earnings in the years ahead."

Commenting on the business outlook, Haines added, "We have recently noted improvement in North America and our business in Europe remains quite good. In addition, the higher value of the Euro will have a positive impact on our European earnings. Currently, it appears that first-quarter earnings for fiscal 2004 should at least equal last year's first quarter of $.28 per share. With improving business conditions and our lower cost structure, we believe fiscal 2004 will show significant improvement in earnings."

Conference Call on the Web
A live Internet broadcast of A. Schulman's conference call regarding fiscal 2003 fourth-quarter and full-year earnings can be accessed at 3:30 p.m. Eastern time on Friday, October 17, 2003, at www.aschulman.com and www.vcall.com, both of which will offer a webcast replay.

About A. Schulman Inc.
Headquartered in Akron, Ohio, A. Schulman is a leading international supplier of high-performance plastic compounds and resins. These materials are used in a variety of consumer, industrial, automotive and packaging applications. The Company employs about 2,400 people and has 12 manufacturing facilities in North America, Europe and the Asia-Pacific region. Additional information about A. Schulman can be found on the World Wide Web at www.aschulman.com.

- more -

Forward-Looking Statements

Statements in this release which are not historical facts are forward-looking statements which involve risks and uncertainties and actual events or results could differ materially from those expressed or implied in this release. These "forward-looking statements" are based on currently available information. They are also inherently uncertain, and investors must recognize that events could turn out to be significantly different from what was expected. Examples of such uncertainties include, but are not limited to, the following:

- Worldwide and regional economic, business and political conditions

- Fluctuations in the value of the currencies in major areas where the Company operates, i.e., the U.S. dollar, the Euro, U.K. pound sterling, Canadian dollar, Mexican peso and Indonesian rupiah

- Fluctuations in the prices of plastic resins and other raw materials

- Changes in customer demand and requirements

In addition, this release contains time-sensitive information that reflects management's best analysis only as of the date of this release. A. Schulman does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this release. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in A. Schulman's periodic filings with the Securities and Exchange Commission.

# # #

A. Schulman Inc. and Its Consolidated Subsidiaries
Financial Highlights

	Three Months Ended		Year Ended	
	August 31, 2003	August 31, 2002	August 31, 2003	August 31, 2002
	(Unaudited)	(Unaudited)		
Net Sales	$267,004,000	$255,274,000	$1,100,457,000	$966,593,000
Interest and Other Income	541,000	584,000	2,067,000	2,179,000
	267,545,000	255,858,000	1,102,524,000	968,772,000
Cost of Sales (includes $2.4 million of restructuring expenses for the three months and year ended August 31, 2003)	232,295,000	210,261,000	940,152,000	806,260,000
Other Costs and Expenses	28,653,000	21,497,000	118,538,000	104,931,000
Restructuring Expense — N. America	2,144,000	—	6,237,000	—
	263,092,000	231,758,000	1,064,927,000	911,191,000
Income Before Taxes	4,453,000	24,100,000	37,597,000	57,581,000
Provision for U.S. and Foreign Income Taxes	3,896,000	13,317,000	21,643,000	25,427,000
Net Income	$ 557,000	$ 10,783,000	$ 15,954,000	$ 32,154,000
Weighted Average Number of Shares Outstanding:				
Basic	29,551,380	29,409,747	29,496,281	29,296,435
Diluted	29,872,308	29,978,233	29,845,497	29,667,037
Earnings per Share:				
Basic	$ 0.02	$ 0.37	$ 0.54	$ 1.10
Diluted	$ 0.02	$ 0.36	$ 0.53	$ 1.08

Condensed Balance Sheet

	August 31, 2003	August 31, 2002
Assets		
Current Assets	$446,973,000	$419,287,000
Other Assets	23,870,000	15,929,000
Net Property, Plant and Equipment	173,029,000	177,116,000
	$643,872,000	$612,332,000
Liabilities and Stockholders' Equity		
Current Liabilities	$127,507,000	$118,332,000
Long-Term Debt	68,698,000	81,038,000
Deferred Credits and Other Long-Term Liabilities, Etc.	64,846,000	56,601,000
Stockholders' Equity	382,821,000	356,361,000
	$643,872,000	$612,332,000

Supplemental Segment Information

	North America	Europe	Other	Consolidated
Three months ended August 31, 2003 (unaudited):				
Sales to unaffiliated customers	$ 94,592,000	$172,412,000	$ —	$ 267,004,000
Gross profit (includes $2.4 million of restructuring expenses)	$ 6,482,000	$ 28,227,000	$ —	$ 34,709,000
Operating income (loss)	$ (5,762,000)	$ 13,259,000	$ —	$ 7,497,000
Interest expense, net	—	—	(900,000)	(900,000)
Restructuring expense — N. America	—	—	(2,144,000)	(2,144,000)
Income (loss) before taxes	$ (5,762,000)	$ 13,259,000	$(3,044,000)	$ 4,453,000
Three months ended August 31, 2002 (unaudited):				
Sales to unaffiliated customers	$100,984,000	$154,290,000	$ —	$ 255,274,000
Gross profit	$ 13,283,000	$ 31,730,000	$ —	$ 45,013,000
Operating income	$ 2,254,000	$ 22,643,000	$ —	$ 24,897,000
Interest expense, net	—	—	(797,000)	(797,000)
Income before taxes	$ 2,254,000	$ 22,643,000	$ (797,000)	$ 24,100,000
Year ended August 31, 2003:				
Sales to unaffiliated customers	$393,627,000	$706,830,000	$ —	$1,100,457,000
Gross profit (includes $2.4 million of restructuring expenses)	$ 36,424,000	$123,881,000	$ —	$ 160,305,000
Operating income (loss)	$ (18,846,000)	$ 65,864,000	$ —	$ 47,018,000
Interest expense, net	—	—	(3,184,000)	(3,184,000)
Restructuring expense — N. America	—	—	(6,237,000)	(6,237,000)
Income (loss) before taxes	$ (18,846,000)	$ 65,864,000	$(9,421,000)	$ 37,597,000
Year ended August 31, 2002:				
Sales to unaffiliated customers	$387,856,000	$578,737,000	$ —	$ 966,593,000
Gross profit	$ 54,176,000	$106,157,000	$ —	$ 160,333,000
Operating income	$ 2,639,000	$ 58,504,000	$ —	$ 61,143,000
Interest expense, net	—	—	(3,562,000)	(3,562,000)
Income before taxes	$ 2,639,000	$ 58,504,000	$(3,562,000)	$ 57,581,000